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WASHINGTON, D.C.

DEC 19 2003

December 16, 2003

03045526

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Génerales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated December 2, 2003 providing further information on the definitive Entenial sale agreement.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 1/8

PADOCS01/110102.19

CRÉDIT FONCIER
GROUPE CAISSE D'EPARGNE

AGF

PRESS RELEASE

Paris, 02 December 2003

ADDITIONAL INFORMATION PERTAINING TO THE DEFINITIVE ENTENIAL SALE AGREEMENT

Preliminary estimate of the impact on the Entenial transaction price of Depfa Holding III's sale of Depfa Bank plc shares

Entenial holds a minority stake in Depfa Holding III (DH III), which is a shareholder of another holding company, Depfa Holding Verwaltungsgesellschaft (DHV). DHV in turn owns 40.79% of Depfa Bank plc. By transparency, Entenial stake in Depfa Bank plc stood at 2.71%.

On 5 November 2003, DHV announced that it had sold its entire stake in Depfa Bank plc. As a result of this transaction, an exceptional dividend will be paid to Entenial via Depfa Holding III. The amount of the dividend will be confirmed in the coming weeks.

As indicated in the press release of 21 October 2003, the DH III shares were excluded from the transaction between AGF and Crédit Foncier. Prior to the sale of its 72.15% stake in Entenial, AGF will acquire all of the DH III shares. A fairness opinion on the price of this transaction will be furnished by Ricol, Lasteyrie et Associés.

The price announced on 21 October was based on a preliminary valuation of DH III, which will be adjusted to reflect the actual transaction price of the Depfa Bank plc stake.

Preliminarily, AGF estimates that the price offered by Crédit Foncier to acquire Entenial will increase by 10 million euros for 100% of the shares, or an additional 0.84 euro per share. On this basis, the adjusted sale price would be 585 million euros for 100% of the shares, or 49.48 euros per share.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 33 (0)6 07 80 13 13
Anne-Sandrine Cimatti	33 (0)1 44 86 67 45 cimatti@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr

Crédit Foncier press and investor contacts:

Isabelle Clap	33 (0)1.42.44.92.35 33 (0)6 88 84 34 95 isabelle.clap@creditfoncier.fr
Benoît Liva	33 (0)1.42.44.81.73 33 (0)6 70 52 62 70 benoit.liva@creditfoncier.fr

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more *pronounced, as a result of the events on, and following, September 11th 2001.*

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.